93 West Main Street

Clinton, CT 06413

November 20, 2013

Via EDGAR Correspondence

and Email

Jason Niethamer, Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:	Connecticut Water Service, Inc. Annual Report on Form 10-K for Fiscal

Year Ended December 31, 2012 Filed March 18, 2013

File No. 000-08084 (the “Annual Report”)

Dear Mr. Niethamer:

Set forth below are the responses of Connecticut Water Service, Inc., a Connecticut corporation (“we”, “our” “us”, “Connecticut Water” the “Company”, or “CTWS”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2013, with respect to the Annual Report.

For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the Staff’s comment letter.

Item 1. Business, page 6

1.	We note your disclosure on page 11 that you offer a Linebacker service line protection program and that you experienced a nearly 20% enrollment growth in expended coverage options during fiscal 2012. Please tell us and, if material, disclose your method for recognizing income from this program. Also quantify for us the impact that this program had on your statements of income for the periods presented. If the plan had a material impact on income, please discuss and disclose the quantitative impact within your results of operations.

Mr. Jason Niethamer

U.S. Securities and Exchange Commission

November 20, 2013

Response: The Company acknowledges the Staff’s comment.

Connecticut Water offers a Service Line protection program (“Linebacker”) to its customers through a wholly owned subsidiary, New England Water Utility Services, Inc. (“NEWUS”). For an annual fee, NEWUS agrees to maintain the customer owned portion of the water line. As the contract is for a set period of 1 year and payment for the service occurs either in a lump sum before the contract period begins, or quarterly in advance of the performance obligation the Company recognizes the revenue ratably over the obligation period. The Company notes our revenue recognition disclosure for our Services and Rentals segment on pages 24 and 45 of our Annual Report.

The expenses associated with Linebacker are recognized either immediately (in the case of contractor services to repair lines) or over the term of the agreement for which the expense is incurred (i.e. insurance coverage). The financial impact of the Linebacker program is reflected on page 41 of our Annual Report within “Non-Water Sales Earnings”. The following is a breakdown of the revenues, expenses, and net income, associated with the Linebacker program for each year disclosed:

	2012	2011	2010

Revenue	$2,125,212	$1,724,586	$1,533,277

Expenses	$1,315,624	$1,184,546	$1,077,358

Net Income	$809,588	$540,040	$455,919

The operation of the Company’s Linebacker program did not have a material impact on the Company’s net income in any of the fiscal years ended December 31, 2012, 2011, or 2010 because the amounts of net income shown above constituted 5.95%, 4.80% and 4.67% of our net income for such fiscal years.

Mr. Jason Niethamer

U.S. Securities and Exchange Commission

November 20, 2013

Notes to Consolidated Financial Statements, page 44

Note 1. Summary of Significant Accounting Policies, page 44

Revenues, page 45

2.	We note your revenue recognition policy disclosures related to your Real Estate Transactions and Services and Rentals segments. Please revise future filings to clarify that the revenues of these segments are classified within Other Income (Deductions) on your statements of operations and presented gross in your segment footnote.

Response: The Company acknowledges the Staff’s comment.

In our future filings with the Commission, our revenue recognition policy disclosures will make clear that our Real Estate Transactions and Services and Rentals segments are classified within Other Income (Deductions) on our statements of operations and presented gross in our segment footnote.

Note 7. Long-Term Debt, page 54

3.	We note the significant number of debt agreements maintained by your wholly-owned subsidiaries along with your disclosure that you are required to comply with certain covenants in connection with the various long term loan agreements. Please tell us whether there are any subsidiary restrictions for paying cash dividends. Additionally, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amount. In addition, if the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment

The following wholly owned subsidiaries of the Company have debt outstanding at the end of 2012. Those subsidiaries are:

The Connecticut Water Company (“CWC”)

Mr. Jason Niethamer

U.S. Securities and Exchange Commission

November 20, 2013

The Maine Water Company (“MWC”)

The Biddeford & Saco Water Company (“BSWC”)

Only MWC and BSWC have restrictions on payment of cash dividends. The restricted net assets at December 31, 2012 for both entities were:

MWC - $2,159,861

BSWC - $2,072,216

The computations of both are shown on exhibits A and B.

The restricted net assets of CTWS at December 31, 2012 were $186,121,0001. The combined restricted net assets of MWC and BSWC total $4,232,077 and are approximately 2.3% of the restricted net assets of CTWS. The restricted net assets of our subsidiaries did not meet the 25% test requiring disclosures outlined in paragraph 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

* * * * * *

In responding to the Staff’s comments and as you have requested, by our signature below, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments, or changes to disclosures in response to those comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under United States federal securities laws.

[1]	CTWS restricted net assets at 12/31/12 were (per page 42 Balance Sheet) Common Stockholders’ Equity $185,349,000 plus Preferred Stock $772,000, or $186,121,000).

Mr. Jason Niethamer

U.S. Securities and Exchange Commission

November 20, 2013

* * * * * *

Should the Commission have any questions or comments, please feel free to call me at (860) 664-6030 or Edward B. Whittemore of Murtha Cullina LLP at (860) 240-6075.

Sincerely,

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Name:	David C. Benoit
Title:	Vice President – Finance, Chief Financial Officer and Treasurer

cc:	Jennifer Thompson, SEC Accounting Branch Chief

Andrew Blume, SEC Staff Accountant

James W. Nowoswiat

Nicholas A. Rinaldi

Edward B. Whittemore

Exhibit A

The Maine Water Company

Restricted Assets

Dividend Restrictions:

		Dividends
Base thru 1993	721,000.00		82 - 93
Net Income 1994	300,330.00	668,605.00
Net Income 1995	1,261,151.00	1,025,258.00
Net Income 1996	1,017,880.00	758,379.00
Net Income 1997	1,237,316.00	1,077,586.00
Net Income 1998	1,082,444.00	1,117,497.00
Net Income 1999	980,186.00	758,300.00
Net Income 2000	1,471,331.00	379,152.00
Net Income 2001	1,311,443.00	1,203,714.00
Net Income 2002	1,320,511.00	1,317,000.00
Net Income 2003	1,313,534.00	1,232,844.00
Net Income 2004	1,469,335.00	1,385,867.00
Net Income 2005	1,269,124.00	1,158,072.00
Net Income 2006	1,300,255.00	789,000.00
Net Income 2007	1,600,913.00	1,549,000.00
Net Income 2008	1,326,769.00	498,000.00
Net Income 2009	1,243,895.00	0.00
Net Income 2010	1,666,749.00	737,825.00
Net Income 2011	1,591,763.00	1,550,000.00
Net Income 2012	1,658,629.00	487,500.00

Total	25,144,558.00	17,693,599.00

2012 Dividends	487,500.00	7,450,959.00

25,144,558.00
120,000.00

25,264,558.00	Total N/I since 1982 plus $120k
(17,693,599.00)	Dividends paid since 1993

7,570,959.00	Additional dividends that could have been paid
9,730,820.00	Retained Earnings @ 12/31/2012

2,159,861.00	Restricted Retained Earnings as 12/31/2012

Supplemental Indenture S dated June 15, 2009 to Original Indenture dated as of April 1, 1961 (Article III - Section 3.13)

Greg Leighton

Exhibit B

Biddeford & Saco Water Co.

Series M Bond Covenant

Dividend payment restriction

As of December 31, 2012

“…does not exceed the sum of (i) the net income …from January 1, 1998…plus $350,000

	Restricted	Unrestricted	Total
Jan. 1, 1998	2,072,216	350,000	2,422,216
Income		453,539
Dividends Paid		(331,044)

Balance December 31, 1998	2,072,216	472,495	2,544,711
Income		459,098
Dividends Paid		(337,411)

Balance December 31, 1999	2,072,216	594,182	2,666,398
Income		414,278
Dividends Paid		(339,532)

Balance December 31, 2000	2,072,216	668,928	2,741,144
Income		332,832
Dividends Paid		(339,532)

Balance December 31, 2001	2,072,216	662,228	2,734,444
Income		305,655
Dividends Paid		(339,532)

Balance December 31, 2002	2,072,216	628,351	2,700,567
Income		218,277
Dividends Paid		(339,532)

Balance December 31, 2003	2,072,216	507,096	2,579,312
Income		345,786
Dividends Paid		(339,533)

Balance December 31, 2004	2,072,216	513,349	2,585,565
Income		237,515
Dividends Paid		(339,533)

Balance December 31, 2005	2,072,216	411,331	2,483,547
Income		382,733
Dividends Paid		(339,533)

Balance December 31, 2006	2,072,216	454,531	2,526,747
Income		244,842
Dividends Paid		(339,533)

Balance December 31, 2007	2,072,216	359,840	2,432,056
Income		239,237
Dividends Paid		(339,533)

Balance December 31, 2008	2,072,216	259,544	2,331,760
Income		259,477
Dividends Paid		(288,603)

Balance December 31, 2009	2,072,216	230,418	2,302,634
Income		390,068
Dividends Paid		(242,725)

Balance December 31, 2010	2,072,216	377,761	2,449,977
Income		382,914
Dividends Paid		(269,748)

Balance December 31, 2011	2,072,216	490,927	2,563,143
Income		111,490
Dividends Paid		(203,442)

Balance December 31, 2012	2,072,216	398,975	2,471,191